

16012952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 02 2016 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	Tennessee	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cox — 865-690-9886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	Tennessee	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SAMANTHA J. CHAMBLEE STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Signature

Member

Title

Notary Public

Comm. Expires: 04-02-2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

CW SECURITIES, LLC
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Compliance

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have audited the accompanying statement of financial condition of CW Securities, LLC as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of CW Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CW Securities, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of CW Securities, LLC's financial statements. The supplemental information is the responsibility of CW Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2016

FINANCIAL SECTION

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
Assets		
Current assets		
Cash and cash equivalents	$ 14,241	$ 15,680
Commissions receivable	36,874	11,580
Total current assets	51,115	27,260
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 51,115**	**$ 27,260**
Liabilities and members' equity		
Commissions payable	$ 34,563	$ 11,797
Members' equity	16,552	15,463
Total liabilities and members' equity	**$ 51,115**	**$ 27,260**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenue		
Variable insurance and annuities commissions	$ 237,233	$ 179,019
Fees from advisory services	245,974	249,079
Mutual fund commissions	16,725	27,852
Private placement commissions	4,837	188
License revenue	-	690
Other income	6,830	-
Interest income	28	2
Total revenue	511,627	456,830
Expenses		
Commissions	456,223	311,527
Investment advisory fees	-	79,438
Contract personnel	5,300	8,458
License, registration and fees	9,218	10,428
Rental expense	4,600	5,700
Consulting	22,458	22,481
Professional fees	8,975	7,425
Other operating expenses	3,764	9,735
Total expenses	510,538	455,192
Net income (loss)	**$ 1,089**	**$ 1,638**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2015 and 2014

Balance at January 1, 2014	$	13,825
Net income		1,638
Balance at December 31, 2014		**15,463**
Net income for the year		1,089
Balance at December 31, 2015	**$**	**16,552**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net income (loss)	$ 1,089	$ 1,638
Adjustments to reconcile net income(loss) to net cash used by operating activities		
(Increase) decrease in commissions receivable	(25,294)	(1,302)
Increase (decrease) in commissions payable	22,766	1,219
Net cash provide (used) by operating activities	**(1,439)**	**1,555**
Cash and cash equivalents at beginning of the period	15,680	14,125
Cash and cash equivalents at end of the period	$ 14,241	$ 15,680

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

D. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the members who are responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

E. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

F. Property and Equipment

Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Concentrations of Credit Risk

Approximately twenty-six and thirty-three percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2015 and 2014, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in one financial institution located in Knoxville, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2015 and 2014.

I. Subsequent Events

Management has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2015 and 2014, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015 and 2014, the Company paid commissions and investment advisory fees to the Company's members in the amount of $339,357 and $288,049, respectively. In addition, approximately $30,960 and $6,120 commissions payable to this individual was included in accrued expenses as of December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the amount of related party accounts receivable from this individual was $34,400 and $6,806 respectively.

An investment advisory firm owned by the organizing members of the Company provides facilities, personnel, and office supplies. Related expenses amounted to $11,250 and $20,973 for the years ended December 31, 2015 and 2014, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2015, the Company's net capital amounted to $15,648 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $10,648. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2015, was 220.88 percent.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2015

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 16,552	$ -	$ 16,552
Deductions:			
Non allowable assets	(904)	-	(904)
Net capital before haircuts on securities positions	15,648	-	15,648
Haircuts on security positions	-	-	-
Net capital	$ 15,648	$ -	$ 15,648
Computation of basic net capital requirement			
Minimum net capital required	$ 2,304	$ -	$ 2,304
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 10,648	$ -	$ 10,648
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 34,563	$ -	$ 34,563
Percentage of aggregate indebtedness to net capital	221%	-	221%

See independent auditor's report.

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
of CW Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CW Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CW Securities, LLC's compliance with the applicable instructions of Form SIPC-7. CW Securities, LLC's management is responsible for CW Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2016

COMPLIANCE

February 22, 2016

SEC Rule 15c3-3 Exemption

Please be advised CW, Securities, LLC's, CRD # 124496, net capital requirement is 5,000 under SEC Rule 15c3-1{k}-{2}-{iv}. CW Securities, LLC meets all the conditions under the SEC Rule 15c3-3{k} exemption.

CW Securities, LLC was registered in 2002 under the provisions of SEC Rule 15c3-1{k}-{2}-{i} and has remained as such. CW Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exceptions.

Please contact me it you have any questions or comments.

Best Regards,

Michael Cox, President

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CW Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CW Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) CW Securities, LLC stated that CW Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CW Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CW Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 25, 2016